October 8, 2009
VIA COURIER AND EDGAR

Re:	Doral Financial Corporation
Amendment No. 2 to Registration Statement on Form S-4
File No. 333-161546
Matt McNair, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 7010
Washington, D.C. 20549
Dear Mr. McNair:
     On behalf of Doral Financial Corporation (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission the above-referenced amendment (the “Amendment”) to the above-referenced registration statement (the “Registration Statement”), marked to show changes from the Registration Statement as filed on September 29, 2009. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.
     Furthermore, we are providing the following responses to your comment letter, dated October 1, 2009, regarding the Registration Statement. To assist your review, we have set forth the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of the Amendment. The responses and information described below are based upon information provided to us by the Company.
Short-term incentive compensation—annual cash bonuses, page 233
1.	Please refer to comment 14 in our letter dated September 18, 2009. We note that you have continued not to disclose the rankings of business units supervised by the individual named executive officers or how such rankings impacted annual cash bonus amounts. Therefore, we reissue the comment. In particular, we request that you provide a detailed supplemental analysis supporting your conclusion that such targets can be excluded under Instruction 4 to Item 402(b) of Regulation S-K. In addition, if you rely on Instruction 4 to omit the performance targets, you are required to discuss how difficult it will be for the executive(s) or how likely it will be for the company to achieve the undisclosed target level or other factors or criteria. Refer to Regulation S-K Compliance & Disclosure Interpretation 118.04.
     In response to the Staff’s comment, the Company has revised the disclosure on page 234 to include the rankings of the business units supervised by the individual named executive officers.
2.	Please refer to comment 15 in our letter dated September 18, 2009. It remains unclear what elements of company and/or individual performance were achieved that led to the payment of specific forms of compensation. Therefore, we reissue the comment.
     In response to the Staff’s comment, the Company has revised the disclosure on page 233 to clarify that the performance evaluation for each named executive officer other than the Chief Executive Officer was based on the ranking of the specific business unit or division under the direct supervision of the executive officer.
The exchange offer
Proration, page 248
3.	We note your response to comment 17. Because payment will be made promptly, please revise to clarify that the prorationing factor will also be determined promptly after the expiration date, rather than “as soon as practicable after the expiration date.”
     In response to the Staff’s comment, the Company has revised its disclosure on page 248.
Return of Unaccepted Shares of Convertible Preferred Stock, page 255
4.	You state that tendered shares of convertible preferred stock that are returned to the tendering holder will be deemed to have consented to the Convertible Preferred Stock Amendment. Please include this disclosure in the summary. Please also tell us, with a view towards revised disclosure, whether a tendering holder will have the opportunity to revoke its consent with respect to any such returned shares. We note, in that regard, the revocation discussion on page A-6 of the consent solicitation statement.
     In response to the Staff’s comment, the Company has revised its disclosure on pages 5, 18, 249, 255 and A-6. In order for a tendering holder to revoke its consent with respect to tendered returned shares, it must withdraw such shares on or prior to the expiration of the exchange offer.

Certain United States federal income tax considerations, page 283
5.	Please revise this section and the “Certain Puerto Rico tax considerations” section to reflect that the information provided therein represents opinions of counsel.
     In response to the Staff’s comment, the Company has revised its disclosure on pages 283 and 290.
6.	We note the assumption that the convertible preferred stock is, and the common stock will be, held as capital assets. It is inappropriate to assume a legal conclusion underlying the opinion. Please revise this section and the “Certain Puerto Rico tax considerations” section accordingly.
     In response to the Staff’s comment, the Company has revised its disclosure on pages 283 and 290.
Exhibit 5.1
7.	We note the opinion assumes that the aggregate number of shares of common stock issued in connection with the exchange offer does not exceed 11,552,800. We also note that you have not yet disclosed the maximum number of shares of common stock that may be issued in connection with the exchange offer. Please confirm that 11,552,800 is the maximum number of shares of common stock that may be issued in connection with the exchange offer or revise your opinion to remove this assumption.
     In response to the Staff’s comment, the Company confirms that the referenced number of shares, 11,552,800, exceeds the maximum number of shares of common stock that may be issued in connection with the exchange offer. The maximum number of shares that may be issued will be presented in a subsequent amendment to the registration statement.
     Please do not hesitate to call Rhett Brandon (212-455-3615) or Max Kirchner (212-455-3703) with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.
Very truly yours,
SIMPSON THACHER & BARTLETT llp

cc:	Securities and Exchange Commission
Justin T. Dobbie, Esq.

Doral Financial Corporation
Enrique R. Ubarri, Esq.
Robert E. Wahlman
Christopher C. Poulton